Exhibit 99.2

AMERICAN TRANSMISSION COMPANY LLC

Financial Statements for the Years Ended December 31, 2008, 2007 and 2006
and Report of Independent Registered Public Accounting Firm

American Transmission Company LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of ATC Management Inc.,
Corporate Manager of American Transmission Company LLC:

We have audited the accompanying balance sheets of American Transmission Company LLC (the “Company”) as of December 31, 2008 and 2007, and the related statements of operations, changes in members’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
February 26, 2009

American Transmission Company LLC

Statements of Operations
For the Years Ended December 31, 2008, 2007 and 2006

(In Thousands)
	2008	2007	2006
Operating Revenues
Transmission Service Revenue	$464,992	$406,893	$339,272
Other Operating Revenue	1,579	1,126	1,473
Total Operating Revenues	466,571	408,019	340,745

Operating Expenses
Operations and Maintenance	121,096	119,901	113,195
Depreciation and Amortization	75,834	69,154	58,291
Taxes Other than Income	11,134	9,124	7,920
Income Tax Expense of ATC LLC	896	-	-
Total Operating Expenses	208,960	198,179	179,406

Operating Income	257,611	209,840	161,339

Other Income (Expense)
Other Income (Expense), Net	(514)	78	(1,740)
Allowance for Equity Funds Used During Construction	-	-	3,711
Total Other Income (Expense)	(514)	78	1,971

Earnings Before Interest and Members' Income Taxes	257,097	209,918	163,310

Interest Expense
Interest Expense	69,135	58,938	49,228
Allowance for Borrowed Funds Used During Construction	(83)	(3,109)	(7,833)
Net Interest Expense	69,052	55,829	41,395

Earnings Before Members' Income Taxes	$188,045	$154,089	$121,915

The accompanying notes are an integral part of these financial statements.

American Transmission Company LLC

Statements of Cash Flows
For the Years Ended December 31, 2008, 2007 and 2006

(In Thousands)
	2008	2007	2006
Cash Flows from Operating Activities
Earnings Before Members' Income Taxes	$188,045	$154,089	$121,915
Adjustments to Reconcile Earnings Before Members' Income Taxes to Net
Cash Provided by Operating Activities-
Depreciation and Amortization	75,834	69,154	58,291
Bond Discount and Debt Issuance Cost Amortization	831	698	638
Provision for Deferred Income Taxes of ATC LLC, Net	504	-	-
Allowance for Equity Funds Used During Construction	-	-	(3,711)
Change in-
Accounts Receivable	(9,437)	(7,261)	(3,496)
Other Current Assets	(534)	(1,783)	(760)
Accounts Payable	(8,482)	6,883	2,806
Accrued Liabilities	14,409	6,684	(2,557)
Other, Net	2,842	10,663	(5,726)
Total Adjustments	75,967	85,038	45,485
Net Cash Provided by Operating Activities	264,012	239,127	167,400

Cash Flows from Investing Activities
Capital Expenditures for Property, Plant and Equipment	(364,653)	(407,071)	(348,620)
Proceeds from the Sale of Property, Plant and Equipment	5,125	-	-
Allowance for Borrowed Funds Used During Construction	(83)	(3,109)	(7,833)
Net Cash Used in Investing Activities	(359,611)	(410,180)	(356,453)

Cash Flows from Financing Activities
Distribution of Earnings to Members	(140,828)	(116,345)	(93,708)
Issuance of Membership Units for Cash	97,985	66,643	128,277
Return of Capital to Tax-exempt Members	(8,553)	-	-
Issuance (Repayment) of Short-term Debt, Net	17,710	(90,574)	136,838
Issuance of Long-term Debt, Net of Issuance Costs	208,675	248,266	-
Advances Received Under Interconnection Agreements	31,493	63,157	17,661
Payments Made Under Interconnection Agreements	(111,382)	-	-
Other, Net	388	(35)	37
Net Cash Provided by Financing Activities	95,488	171,112	189,105

Net Change in Cash and Cash Equivalents	(111)	59	52

Cash and Cash Equivalents, Beginning of Period	111	52	-
Cash and Cash Equivalents, End of Period	$-	$111	$52

The accompanying notes are an integral part of these financial statements.

American Transmission Company LLC

Balance Sheets
As of December 31, 2008 and 2007

(In Thousands)

ASSETS	2008	2007
Property, Plant and Equipment
Transmission Plant	$2,734,539	$2,423,654
General Plant	84,165	85,239
Less- Accumulated Depreciation	(659,075)	(617,149)
	2,159,629	1,891,744
Construction Work in Progress	303,965	288,949
Net Property, Plant and Equipment	2,463,594	2,180,693

Current Assets
Cash and Cash Equivalents	-	111
Accounts Receivable	46,028	43,989
Prepaid Expenses	2,986	1,670
Other Current Assets	1,777	2,559
Total Current Assets	50,791	48,329

Regulatory and Other Assets
Regulatory Assets	8,252	965
Other Assets	8,188	7,312
Total Regulatory and Other Assets	16,440	8,277

Total Assets	$2,530,825	$2,237,299

MEMBERS' EQUITY AND LIABILITIES
Capitalization
Members’ Equity	$1,049,222	$912,573
Long-term Debt	1,109,397	899,127
Total Capitalization	2,158,619	1,811,700

Current Liabilities
Accounts Payable	41,493	65,575
Accrued Interest	19,260	20,396
Other Accrued Liabilities	40,622	31,446
Current Portion of Regulatory Liabilities	19,953	-
Short-term Debt	123,578	105,489
Current Portion of Advances Under Interconnection Agreements	7,129	94,199
Total Current Liabilities	252,035	317,105

Regulatory and Other Long-term Liabilities
Regulatory Liabilities	66,067	68,914
Other Long-term Liabilities	54,104	39,580
Total Regulatory and Other Long-term Liabilities	120,171	108,494

Commitments and Contingencies (see Notes)	-	-

Total Members’ Equity and Liabilities	$2,530,825	$2,237,299

The accompanying notes are an integral part of these financial statements.

American Transmission Company LLC

Statements of Changes in Members’ Equity
For the Years Ended December 31, 2008, 2007 and 2006

(In Thousands)

Members’ Equity as of December 31, 2005		$650,826

Membership Units Outstanding at December 31, 2005	45,264

Issuance of Membership Units		$128,277

Earnings Before Members' Income Taxes		121,915

Distribution of Earnings to Members		(93,708)

Members’ Equity as of December 31, 2006		$807,310

Membership Units Outstanding at December 31, 2006	55,555

Issuance of Membership Units		$67,519

Earnings Before Members' Income Taxes		154,089

Distribution of Earnings to Members		(116,345)

Members’ Equity as of December 31, 2007		$912,573

Membership Units Outstanding at December 31, 2007	60,769

Issuance of Membership Units		$97,985

Return of Capital to Tax-exempt Members		(8,553)

Earnings Before Members' Income Taxes		188,045

Distribution of Earnings to Members		(140,828)

Members’ Equity as of December 31, 2008		$1,049,222

Membership Units Outstanding at December 31, 2008	68,089

The accompanying notes are an integral part of these financial statements.

American Transmission Company LLC

Notes to Financial Statements
December 31, 2008

(1)   Nature of Operations and Summary of Significant Accounting Policies

(a)	General

American Transmission Company LLC (“the Company”) was organized, as a limited liability company under the Wisconsin Limited Liability Company Act, as a single-purpose, for-profit electric transmission company.  The Company’s purpose is to plan, construct, operate, own and maintain electric transmission facilities to provide for an adequate and reliable transmission system that meets the needs of all users on the system and supports equal access to a competitive, wholesale electric energy market.

The Company owns and operates the electric transmission system, under the direction of the Midwest Independent Transmission System Operator, Inc. (“MISO”), in parts of Wisconsin, Illinois, Minnesota and the Upper Peninsula of Michigan.  The Company is subject to regulation by the Federal Energy Regulatory Commission (“FERC”) as to rates, terms of service and financing and by state regulatory commissions as to other aspects of business, including the construction of electric transmission assets.

The Company’s members are also its primary customers, accounting for over 90% of the Company’s operating revenues.  The rates for these transmission services are subject to review and approval by the FERC. In addition, several members provide a substantial amount of operations, maintenance and construction services to the Company.  The agreements under which these services are provided are subject to review and approval by the Public Service Commission of Wisconsin (“PSCW”).  See note (8) for details of the various transactions between the Company and its members.

(b)	Corporate Manager

The Company is managed by a corporate manager, ATC Management Inc. (“Management Inc.”).  The Company and Management Inc. have common ownership and operate as a single functional unit.  Under the Company’s operating agreement, Management Inc. has complete discretion over the business of the Company and provides all management services to the Company at cost.  The Company itself has no employees and no governance structure separate from Management Inc.  The Company’s operating agreement establishes that all expenses of Management Inc. are the responsibility of the Company.  These expenses consist primarily of payroll, benefits, payroll-related taxes and other employee related expenses.  All such expenses are recorded in the Company’s accounts as if they were direct expenses of the Company.  As of December 31, the following net payables to Management Inc. were included in the Company’s balance sheets (in thousands):

	2008	2007

Accrued Liabilities	$14,922	$13,029
Other Long-term Liabilities	11,045	3,831
Net Amount Payable to Management Inc.	$25,967	$16,860

Amounts included in accrued liabilities are primarily payroll and benefit-related accruals.  Amounts included in other long-term liabilities relate primarily to certain long-term compensation arrangements covering Management Inc. employees, as described in note (2), offset by a $12.7 million and $10.8 million receivable as of December 31, 2008 and 2007, respectively, for income taxes paid on Management Inc.’s behalf by the Company.  The income taxes paid are due to temporary differences relating to the tax deductibility of certain employee-related costs.  As these temporary differences reverse in future years, Management Inc. will receive cash tax benefits and will then repay the advances from the Company.

(c)	Revenue Recognition

Wholesale electric transmission service for utilities, municipalities, municipal electric companies, electric cooperatives and other eligible entities is provided through the Company’s facilities under the MISO Open Access Transmission Tariff regulated by FERC. The Company charges for these services under FERC-approved rates.  The tariff specifies the general terms and conditions of service on the transmission system and the approved rates set forth the calculation of the amounts to be paid for those services.  The Company’s revenues are derived from agreements for the receipt and delivery of electricity at points along the transmission system.  The Company does not take ownership of the electricity that it transmits.

The Company’s formula rate tariff includes a true-up provision that meets the requirements of an alternative revenue program set forth in the Financial Accounting Standards Board’s (“FASB”) Emerging Issues Task Force Abstract No. 92-7, “Accounting by Rate Regulated Utilities for the Effects of Certain Alternative Revenue Programs.”  Accordingly, revenue is recognized for services provided during the reporting period based on the revenue requirement formula in the tariff.  The Company accrues or defers revenues to the extent that the actual revenue requirement for the reporting period is higher or lower, respectively, than the amounts billed during the reporting period.  The accumulated true-up balance is recorded as a regulatory liability in the balance sheet if the revenue requirement is lower than the amount billed during the reporting period.  If the revenue requirement exceeds the amount billed for the reporting period, the accumulated balance is classified as a regulatory asset in the balance sheet.  The true-up amount will automatically be reflected in customer bills within two years.

Under the true-up mechanism, as originally authorized, the Company was permitted to include any over-collected amounts in billings two fiscal years subsequent to the year in which the over-collection occurred.  On December 20, 2005, FERC approved an amendment to the true-up provision that would allow the acceleration of future refunds at the Company’s discretion.  True-up collections, however, remain on a one year lag, as the original tariff language provided.  During 2008, the Company billed and collected $15.5 million more than the calculated revenue requirement and will refund this amount to network customers in 2009, with interest.  The Company over-collected $4.3 million in 2007 and under-collected $6.0 million in 2006.  The net of these amounts, plus interest, was collected from network customers in 2008.

On October 10, 2008 the Company made a filing with FERC requesting approval of a true-up provision in the regional cost-sharing provisions of the tariff.  FERC issued an order on December 19, 2008 approving the Company’s true-up provision for MISO regional cost-sharing revenues.  Accordingly, the Company expects to refund $3.6 million related to 2007, plus accrued interest, to regional customers in 2009.  Additionally, the Company expects to refund $0.8 million related to 2008, plus accrued interest, to regional customers in 2010.  The Company has recorded these amounts as regulatory liabilities in the balance sheet.

The Company records a reserve for revenue subject to refund when such refund is probable and can be reasonably estimated.

(d)	Transmission and General Plant and Related Depreciation

Transmission Plant is recorded at the original cost of construction.  Assets transferred to the Company primarily by its members, which include investor-owned utilities, municipalities, municipal electric companies and electric cooperatives, have been recorded at their original cost in property, plant and equipment with the related reserves for accumulated depreciation also recorded.

The original cost of construction includes materials, construction overhead, outside contractor costs and, for projects on which construction began prior to January 1, 2004, an allowance for funds used during construction (See note 1(f)).  Additions to, and significant replacements of, transmission assets are charged to property, plant and equipment at cost; replacement of minor items is charged to maintenance expense.  The cost of transmission plant is charged to accumulated depreciation when an asset is retired.

The provision for depreciation of transmission assets is an integral part of the Company’s cost of service under FERC-approved rates.  Depreciation rates include estimates for future removal costs and salvage value.  Amounts collected in depreciation rates for future removal costs are included in regulatory liabilities in the balance sheet, as described in note 1(i).  Removal costs incurred are charged against the regulatory liability.  Depreciation expense, including a provision for removal costs, as a percentage of average transmission plant was 2.66%, 2.65%, and 2.67% in 2008, 2007 and 2006, respectively.

General plant, which includes buildings, office furniture and equipment, computer hardware and software, is recorded at cost.  Depreciation is recorded at straight-line rates over the estimated useful lives of the assets, which range from three to forty years.

(e)	Asset Retirement Obligations

Consistent with Statement of Financial Accounting Standards No. 143 (“SFAS 143”), “Accounting for Asset Retirement Obligations” and FASB Interpretation No. 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations,” the Company records a liability at fair value for a legal asset retirement obligation (“ARO”) in the period in which it is incurred.  When a new legal obligation is recorded, the costs of the liability are capitalized by increasing the carrying amount of the related long-lived asset.  The liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset.  In accordance with SFAS 71, “Accounting for the Effects of Certain Types of Regulation,”  (“SFAS 71”) the Company recognizes regulatory assets or liabilities, as described in note 1(i), for the timing differences between when it recovers the ARO in rates and when it recognizes these costs under SFAS

143.  At the end of the asset's useful life, the Company settles the obligation for its recorded amount and records the gain or loss in the appropriate regulatory account.

The Company has recognized ARO’s primarily related to asbestos and polychlorinated biphenyls (“PCB’s”) contained in its electrical equipment.  ARO’s are recorded as long-term liabilities on the balance sheet.  The following table describes all changes to ARO’s for the three year period ended December 31, 2008 (in thousands):

2008

Asset Retirement Obligations at December 31, 2005	$1,602
Accretion	358
Liabilities Incurred	238
Liabilities Settled	(360)
Asset Retirement Obligations at December 31, 2008	$1,838

(f)	Allowance for Funds Used During Construction

Allowance for funds used during construction (“AFUDC”) represents the composite cost of the debt used to fund the construction of transmission assets and a return on members’ capital devoted to construction.  The portion of the allowance that applies to borrowed funds is presented in the statements of operations as a reduction of interest expense; the return on members’ capital is presented as other income.  Although the allowance does not represent current cash income, it is recovered under the ratemaking process over the service lives of the related assets.  In accordance with FERC Order 561, the Company capitalized AFUDC at the following average rates in 2008, 2007 and 2006:

	2008	2007	2006

Debt Rate	4.0%	5.2%	4.8%
Equity Rate	-	-	1.3%
Total Rate	4.0%	5.2%	6.1%

Beginning January 1, 2004, the Company was allowed to include Construction Work in Progress (“CWIP”) in its rate base and earn a current return on construction projects that commenced construction after December 31, 2003, in lieu of capitalizing AFUDC to the projects.  Accordingly, the Company has not accrued AFUDC on projects earning a current return, nor has it capitalized interest in accordance with SFAS No. 34, “Capitalization of Interest Cost.”  At December 31, 2008, there was no CWIP accruing AFUDC as compared to $49.9 million of CWIP accruing AFUDC at December 31, 2007.  Amounts of CWIP earning a current return as a component of rate base were $258.0 million and $115.1 million as of December 31, 2008 and 2007, respectively.  Additionally, amounts of CWIP related to generator interconnection agreements, which neither accrue AFUDC nor are included as a component of rate base (see note 1(g) below), were $45.4 million and $123.9 million at December 31, 2008 and 2007, respectively.

(g)	Interconnection Agreements

The Company has entered into a number of interconnection agreements with entities planning to build generation plants within the Company’s service territory.  The Company will construct the transmission network upgrades and interconnection facilities to accommodate these new generation plants; however, the generator will finance and bear all financial risk of constructing the transmission facilities under these agreements.  The Company will own and operate the transmission facilities when the generation plants become operational and will reimburse the generator for construction costs plus interest.  If the generation plants do not become operational, the Company has no obligation to reimburse the generator for costs incurred during construction.

In cases in which the Company is contractually obligated to construct the interconnection facilities, the Company receives cash advances for construction costs from the generators.  During construction, the Company includes actual costs incurred in CWIP.  The Company records liabilities for the cash advances from the generators, along with accruals for interest.  The accruals for interest are capitalized, in lieu of AFUDC, and included in CWIP.

At December 31, 2008 and 2007, amounts included in CWIP related to generator interconnection agreements were $45.4 million and $123.9 million, respectively.  Similarly, at December 31, 2008 and 2007, liabilities for generator advances, including accrued interest, totaled $46.6 million and $129.0 million, respectively.  Of these amounts, $7.1 million and $94.2 million were included in current liabilities at December 31, 2008 and 2007, respectively, and $39.5 million and $34.8 million were included in other long-term liabilities at December 31, 2008 and 2007, respectively.

(h)	Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

The Company paid cash for interest in the amounts of $68.5 million, $48.7 million and $48.6 million during 2008, 2007 and 2006, respectively.

At December 31, 2008, 2007 and 2006, construction costs funded through accounts payable and accrued liabilities were $61.1 million, $66.8 million and $72.2 million, respectively.  Accordingly, these non-cash investing activities are not reported in the statements of cash flows until the period in which the payables are paid.

During 2007 and 2006, the Company issued $0.9 million and $0.1 million, respectively, of membership units to members in return for transmission assets.  These non-cash investing activities are not reported in the statements of cash flows.

(i)	Regulatory Accounting

The Company’s accounting policies conform to SFAS 71.  Accordingly, assets and liabilities that result from the regulated ratemaking process are recorded that would otherwise not be recorded under accounting principles generally accepted in the United States of America for non-regulated companies.  Certain costs are recorded as regulatory assets as incurred and are recognized in the statements of operations at the time they are reflected in rates.  Regulatory liabilities represent amounts that have been collected in current rates to recover costs that are expected to be incurred, or refunded to customers, in future periods.

In accordance with SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS 158”), the Company recognizes the under-funded status of its postretirement benefit plan, measured as the amount by which its accumulated postretirement benefit obligation exceeds the fair value of the assets that fund its plan.  Since the Company expects to recover these amounts in future rates, a regulatory asset has been established for an amount equal to the SFAS 158 liability.  For additional discussion and disclosures related to SFAS 158, see note 2.  As of December 31, regulatory assets included the following amounts (in thousands):

	2008	2007

2006 Network Revenue True-up Collected in 2008, including interest	$-	$6,309
2007 Network Revenue True-up Refunded in 2008, including interest	-	(4,475)
Recognition of Under-funded Postretirement Benefit Plan in Accordance with SFAS 158	8,252	965
Total Regulatory Assets	$8,252	$2,799

As of December 31, these amounts were classified in the balance sheet as follows (in thousands):

	2008	2007

Other Current Assets	$-	$1,834
Regulatory Assets	8,252	965
Total Regulatory Assets	$8,252	$2,799

The Company has recorded a regulatory liability for the cumulative difference between amounts recognized for ARO’s under SFAS 143 and FIN 47 and amounts recovered through depreciation rates related to these obligations.  In addition, as described in note 1(d), the Company’s depreciation rates include an estimate for future asset removal costs which do not represent SFAS 143 or FIN 47 obligations.  The cumulative amounts that have been collected for future asset removal costs are also reflected as regulatory liabilities.  As of December 31, regulatory liabilities included the following amounts (in thousands):

	2008	2007

2007 Regional Cost-sharing Revenue True-up to be Refunded in 2009, including interest	$3,994	$3,736
2008 Network Revenue True-up to be Refunded in 2009, including interest	15,959	-
2008 Regional Cost-sharing Revenue True-up to be Refunded in 2010, including interest	817	-
Non-ARO Removal Costs Recovered through Rates	63,745	63,516
Cumulative Difference between ARO Costs Recovered through Rates and ARO Recognition under SFAS 143/FIN 47	1,505	1,662
Total Regulatory Liabilities	$86,020	$68,914

As of December 31, these amounts were classified in the balance sheet as follows (in thousands):

	2008	2007

Current Liabilities	$19,953	$-
Regulatory Liabilities	66,067	68,914
Total Regulatory Liabilities	$86,020	$68,914

The Company continually assesses whether regulatory assets continue to meet the criteria for probability of future recovery. This assessment includes consideration of factors such as changes in the regulatory environment, recent rate orders to other regulated entities under the same jurisdiction and the status of any pending or potential deregulation legislation.  If future recovery of certain regulatory assets becomes improbable, the affected assets would be written off in the period in which such determination is made.

(j)	Other Assets

As of December 31, other assets were comprised of the following (in thousands):

	2008	2007

Unamortized Debt Issuance Costs	$6,338	$5,583
Deferred Project Costs	1,639	1,475
Unamortized Line of Credit Fees	61	104
Other	150	150
Other Assets	$8,188	$7,312

Deferred project costs are expenditures directly attributable to the construction of transmission assets.  These costs are recorded as other assets in the balance sheet until all required regulatory approvals are obtained and construction begins, at which time the costs are transferred to CWIP.  Beginning January 1, 2004, the Company was allowed to expense and recover in rates, in the year incurred, certain preliminary survey and investigation costs related to study and planning work performed in the early stages of construction projects.  Other costs, such as advance equipment purchases and expenditures related to generator interconnection projects, continue to be deferred as described above.  Approximately $4.0 million, $7.6 million and $10.4 million of preliminary survey and investigation costs are included in operations and maintenance expense for 2008, 2007 and 2006, respectively.

(k)	Impairment of Long-lived Assets

The Company reviews the carrying values of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying values may not be recoverable under SFAS 71.  Impairment would be determined based upon a comparison of the undiscounted future operating cash flows to be generated during the remaining life of the assets to their carrying amounts.  An impairment loss would be measured as the amount that an asset’s carrying value exceeds its fair value.  As long as its assets continue to be recovered through the ratemaking process, the Company believes that such impairment is unlikely.

(l)	Income Taxes

The Company is a limited liability company that has elected to be treated as a partnership under the Internal Revenue Code and applicable state statutes.  The Company’s members (except certain tax-exempt members) report their share of the Company’s earnings, gains, losses, deductions and tax credits on their respective federal and state income tax returns.  Earnings before members’ income taxes reported on the statements of operations is the net income of the Company.  Accordingly, these financial statements do not include a provision for federal income tax expense and only include a provision for income taxes for the state of Michigan in 2008 since the Company became subject to the new Michigan Business Tax (“MBT”) beginning January 1, 2008.  Under the MBT, limited liability companies like the Company are considered taxable entities.  The income tax expense included in this report is derived using the liability method as prescribed by SFAS 109, “Accounting for Income Taxes” (“SFAS 109”).  Under this method, deferred income taxes have been recorded using current enacted tax rates for the differences between the tax basis of the Company’s assets and liabilities and the basis reported in the financial statements.  See note 6 for further discussion of income taxes and the MBT.

(m)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to apply policies and make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Estimates are used for items such as depreciable lives of property, plant and equipment, removal costs and salvage associated with asset retirements, tax provisions included in rates, actuarially-determined benefit costs and accruals for construction costs and operations and maintenance expenses.  As additional information becomes available, or actual amounts are determined, the recorded estimates are revised.  Consequently, operating results can be affected by revisions to prior accounting estimates.

(n)	New Accounting Pronouncements

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements” (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States, and expands disclosures about fair value measurements.  SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements.  The Company was required to adopt SFAS 157 for the fiscal year beginning January 1, 2008; however, during the first quarter of 2008, the FASB issued Staff Position FAS 157-b, “Effective Date of FASB Statement 157,” which delayed adoption of SFAS 157 until fiscal years beginning after November 15, 2008 for non-financial assets and liabilities, including ARO’s initially measured at fair value under SFAS 143.  As the Company currently has no financial assets or liabilities measured at fair value, the only effect on the Company from the adoption of SFAS 157 will be from the fair value measurement of any new ARO’s or increases in cash flow estimates after the adoption date.  Therefore, the Company has elected to delay adoption of SFAS 157 for its ARO’s and other non-financial assets and liabilities until January 1, 2009.  Adoption of SFAS 157 is not expected to have a material effect on the Company’s financial position, results of operations or cash flows.

In February 2007, FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115” (“SFAS 159”).  SFAS 159 allows entities to choose to measure some financial instruments and certain other items at fair value in an effort to minimize volatility in earnings caused by measuring assets and liabilities differently.  SFAS 159 became effective for the Company during the quarter ended March 31, 2008.  The Company did not adopt the provisions of SFAS 159 for any of its financial assets or liabilities.

(2)   Benefits

Management Inc. sponsors several benefit plans for its employees.  These plans include certain postretirement healthcare benefits.  The weighted average assumptions related to the postretirement healthcare benefits, as of the measurement date, are as follows:

	2008	2007	2006

Discount Rate	5.90%	6.75%	6.00%
Medical Cost Trend:
Initial Range	9.00%	9.00%	10.00%
Ultimate Range	5.00%	5.00%	5.00%
Long-term Rate of Return on Plan Assets	6.00%	6.00%	6.00%

Prior to 2007, the Company had been measuring plan assets and benefit obligations as of September 30.  Upon adoption of the measurement date provisions of SFAS 158, effective December 31, 2007, the Company began measuring plan assets and benefit obligations as of December 31 and recognized fifteen months of net periodic postretirement healthcare benefit cost in its 2007 statement of operations.   The components of Management Inc.’s postretirement healthcare benefit costs for 2008, 2007 and 2006 are as follows (in thousands):

	2008	2007	2006

Service Cost	$1,260	$1,471	$1,059
Interest Cost	884	864	613
Amortization of Prior Service Cost	250	313	250
Amortization of Net Actuarial Loss / (Gain)	(1)	3	48
Expected Return on Plan Assets	(711)	(683)	(378)
Net Periodic Postretirement Cost	$1,682	$1,968	$1,592

To recognize the under-funded status of its postretirement healthcare benefit plan in accordance with SFAS 158, the Company recorded long-term liabilities at December 31 of $8.8 million and $1.5 million for 2008 and 2007, respectively.  In addition, the Company had the following amounts not yet reflected in net periodic benefit cost and included in regulatory assets at December 31 (in thousands):

	2008	2007

Prior Service Cost	$938	$1,189
Accumulated Loss / (Gain)	7,314	(224)
Regulatory Asset for Amounts Recoverable in Future Rates	$8,252	$965

The assumed medical cost trend rates are critical assumptions in determining the service and interest cost and accumulated postretirement healthcare benefit obligation.  A one percent change in the medical cost trend rates, holding all other assumptions constant, would have the following effects for 2008 (in thousands):

	One Percent	One Percent
	Increase	Decrease

Effect on Total of Service and Interest Cost Components	$557	$(419)
Effect on Postretirement Benefit Obligation at the End of Year	$4,263	$(3,270)

In 2009, the Company will recognize the following amounts in its net periodic postretirement healthcare benefit cost (in thousands):

Prior Service Cost	$250
Net Actuarial Loss	142
$392

A reconciliation of the funded status of the Company’s postretirement benefit plan for the year ended on the measurement date to the amounts recognized on the Company’s balance sheet as of December 31 is as follows (in thousands):

	2008	2007

Change in Projected Benefit Obligation:
Accumulated Postretirement Benefit Obligation at January 1	$13,144	$11,552
Service Cost	1,260	1,471
Interest Cost	884	864
Benefits Paid	(47)	(39)
Actuarial Losses / (Gains)	3,127	(704)
Benefit Obligation at December 31	$18,368	$13,144

Change in Plan Assets:
Fair Value of Plan Assets at January 1	$11,686	$8,473
Employer Contributions	1,641	2,249
Actual Return on Plan Assets (Net of Expenses)	(3,699)	996
Net Benefits Paid	(41)	(32)
Fair Value at December 31	$9,587	$11,686

Funded Status at December 31	$(8,781)	$(1,458)

The Company anticipates contributing $2.7 million to the plan for postretirement medical obligations during 2009.

The Company anticipates retiree benefit payments for the next ten years to be as follows (in thousands):

2009	$144
2010	191
2011	260
2012	306
2013	387
2014-2018	3,099
Total	$4,387

To fund postretirement medical obligations, the Company contributed to the VEBA and 401(h) trusts in 2008 and 2007.  The trusts are discretionary trusts with a long-term investment objective to preserve and, if possible, enhance the post-inflation value of the trusts’ assets, subject to cash flow requirements, while maintaining an acceptable level of volatility.  The composition of the fair value of total plan assets held in the trusts as of December 31, along with targeted allocation percentages for each major category of plan assets in the trusts, are as follows:

	2008	2007	Target	Range

U.S. Equities	52%	46%	50%	+/- 5%
Non-U.S. Equities	10%	15%	15%	+/- 4%
Fixed Income	38%	39%	35%	+/- 5%
	100%	100%	100%

Management Inc. sponsors a defined contribution money-purchase pension plan, in which substantially all employees participate, and makes contributions to the plan for each participant based on several factors.  Contributions made by Management Inc. to the plan totaled $2.3 million, $2.2 million and $2.0 million in 2008, 2007 and 2006, respectively.

Certain management employees who agreed to leave their prior employers and become employees of Management Inc. receive pension benefits from Management Inc. that are at least equal to the benefits the employees would have received under the pension plans of their prior employers.  The Company accounts for the benefits as individual deferred compensation arrangements under Accounting Principles Board Opinion No. 12, "Omnibus Opinion.”  As of December 31, 2008 and 2007, $5.4 million and $3.8 million, respectively, were included in other long-term liabilities related to this plan.  The Company has not funded these arrangements.

Management Inc. also provides a deferred compensation plan for certain employees.  The plan allows for the elective deferral of a portion of an employee’s base salary and incentive compensation and also contains a supplemental retirement and 401(k) component.  Deferred amounts are taxable to the employee when paid, but the Company recognizes compensation expense in the period earned.  As of December 31, 2008 and 2007, $9.1 million and $7.7 million, respectively, were included in other long-term liabilities related to this deferred compensation plan.  Amounts charged to expense, including interest accruals, were $1.4 million in 2008 and $1.1 million in both 2007 and 2006.

(3)   Members’ Equity

The Company’s members include investor-owned utilities, municipalities, municipal electric companies and electric cooperatives.  Each member was issued membership interests in proportion to the value of transmission assets and/or cash it contributed to the Company.

On February 20, 2008, the Company's voting members unanimously approved an amendment to the Company’s operating agreement (“the Amendment”) which changes certain earnings and income tax allocation provisions. The purpose of the Amendment is to allocate income tax expense recovered by the Company in its FERC formula rates to those members that will ultimately pay such income taxes; previously a portion of income tax recovered was allocated to tax-exempt members.  The Amendment changes the operating agreement in a manner that is consistent with FERC's Policy Statement on income taxes issued May 4, 2005.   In September

2007, the Company received a favorable private letter ruling on a request it submitted to the Internal Revenue Service in the first quarter of 2007 related to this allocation methodology.  The ruling gave the Company the flexibility to enact the Amendment without adverse income tax impacts to its members.  Any changes to the operating agreement require the approval of the PSCW.  On September 30, 2008, the Company received a written order from the PSCW approving the Amendment.  The provisions of the Amendment were applied retroactive to January 1, 2008.  Because the Amendment causes all income taxes recovered in rates to be allocated to taxable members, it resulted in a greater percentage of the Company’s earnings being subject to federal and state income taxes; accordingly, the Company recovered $3.3 million of additional income tax expense through its formula rates in 2008 based on the approval of the Amendment by the PSCW.  Also as a result of the Amendment, the Company made an $8.6 million return of capital distribution to its tax-exempt members during the fourth quarter of 2008.

Distribution of earnings to members is at the discretion of Management Inc.  The operating agreement of the Company established a target for distribution of 80% of annual earnings before tax.  During 2008, 2007 and 2006, the Company distributed $140.8 million, $116.3 million and $93.7 million, respectively, of its earnings to its members.  The board of directors approved a distribution for the fourth quarter of 2008, in the amount of $40.2 million, on January 28, 2009, bringing the total distributions for 2008 to 80% of earnings before members’ income tax.

(4)   Debt

(a)	Credit Facilities

The Company’s $275 million, five year revolving credit facility provides backup liquidity to its commercial paper program.  While the Company does not intend to borrow under the revolving credit facility, interest rates on outstanding borrowings under the facility would be based on the London Inter-bank Offered Rate plus a margin.  The applicable margin is based on the Company’s debt rating from Moody’s and Standard and Poor’s and ranges from 0.13% to 0.35%.  The Company had no borrowings outstanding under the credit facility as of December 31, 2008 and 2007.  If the Company would have had outstanding borrowings on the facility at December 31, 2008 or December 31, 2007, the rate associated with those borrowings would have been 0.64% and 4.75%, respectively.

Lehman Brothers Holdings Inc. (“Lehman”) filed for bankruptcy court protection on September 15, 2008.  Lehman is an affiliate of Lehman Brothers Bank, FSB (“Lehman Bank”), which has a commitment of $35 million under the credit facility.  Although Lehman Bank is not currently in bankruptcy, the Company has been informed by its representatives that Lehman Bank will not advance funds if called upon under the facility.  As such, the Company’s credit facility effectively provides a reduced amount of $240 million of liquidity at the present time. The terms of the agreement allow the Company to increase the amount available under the facility by increasing the commitments of current lenders or by adding lenders to the agreement under the same terms.   The agreement also allows a lender to assign its commitment to another lender.  The Company intends to replace the $35 million Lehman Bank commitment under one of these provisions; however it cannot provide any assurance that another financial institution will extend this amount of credit to the Company under current credit market conditions.

The revolving credit facility contains restrictive covenants, including restrictions on liens, certain mergers, sales of assets, acquisitions, investments, transactions with affiliates, change of control, conditions on prepayment of other debt, the requirement that the Company meet a debt to total capitalization ratio of no more than 65% and certain financial reporting requirements.   The revolving credit facility provides for certain customary events of default, none of which occurred during the periods covered by these financial statements.

(b)	Commercial Paper

The Company has a $275 million unsecured, private placement, commercial paper program.  Investors are limited to qualified institutional buyers and institutional accredited investors.  Maturities may be up to 364 days from date of issue with proceeds to be used for working capital and other capital expenditures.  Pricing is par less a discount or, if interest bearing, at par.  The Company had $123.0 million of commercial paper outstanding as of December 31, 2008 at an average rate of 0.87% and $105.5 million of commercial paper outstanding as of December 31, 2007 at an average rate of 4.00%.  As defined by the commercial paper program, no customary events of default took place during the periods covered by the accompanying financial statements.

(c)	Long-term Debt

The following table summarizes the Company’s long-term debt commitments as of December 31 (in thousands):

	2008	2007

Senior Notes at stated rate of 7.125%, due March 15, 2011	$300,000	$300,000
Unamortized Discount	(649)	(910)
	299,351	299,090
Senior Notes at stated rate of 7.02%, due August 31, 2032	50,000	50,000
Senior Notes at stated rate of 6.79%, due on dates ranging from August 31, 2024 to August 31, 2043	100,000	100,000
Senior Notes at stated rate of 4.992%, due April 15, 2015	100,000	100,000
Senior Notes at stated rate of 5.59%, due December 1, 2035	100,000	100,000
Senior Notes at stated rate of 5.91%, due August 1, 2037	250,000	250,000
Senior Notes at stated rate of 5.58%, due April 30, 2018	200,000	-
Business Note at stated rate of 5.75%, due May 1, 2011	10,000	-
Other Long-term Notes Payable	46	37
Net Long-term Debt	$1,109,397	$899,127

The senior notes rank equivalent in right of payment with all of the Company’s existing and future unsubordinated, unsecured indebtedness and senior in right of payment to all subordinated indebtedness of the Company.

The senior notes contain restrictive covenants, which include restrictions on liens, certain mergers and sales of assets and require certain financial reporting.  The notes also provide for certain customary events of default, none of which have taken place during the periods covered by the accompanying financial

statements.   Within the next five years, $300 million of principal of the senior notes and the $10 million business note will become due.

The senior notes contain an optional redemption provision whereby the Company is required to make the note holders whole on any redemption prior to maturity.  The notes may be redeemed at any time, at the Company’s discretion, at a redemption price equal to the greater of one hundred percent of the principal amount of the notes plus any accrued interest or the present value of the remaining scheduled payments of principal and interest from the redemption date to the maturity date discounted to the redemption date on a semi-annual basis at the then existing treasury rate plus 30 to 50 basis points, plus any accrued interest.

During February 2009, the Company entered into an agreement with a group of investors, through a private placement offering, to issue $150 million of 10 year, unsecured 5.40% senior notes.  The closing and initial funding of $115 million is scheduled to occur on March 16, 2009.  The second funding of $35 million is scheduled to take place on May 15, 2009.  The notes will pay interest semi-annually on May 15 and November 15 and will mature on May 15, 2019.

In April 2008, the Company entered into an agreement with a group of investors, through a private placement offering, to issue $200 million of 10 year, unsecured 5.58% senior notes.  The closing and funding occurred on April 30, 2008.  The notes pay interest semi-annually on April 30 and October 30 and will mature on April 30, 2018.

In April 2008, the Company entered into an agreement with a local community bank to issue a $10 million, three year, unsecured 5.75% business note.  The closing and funding took place on April 29, 2008.  The note pays interest monthly and will mature on May 1, 2011.

During the first quarter of 2007, the Company entered into an agreement with a group of investors, through a private placement offering, to issue $250 million of 30 year, unsecured 5.91% senior notes.  The closing and initial issuance of $75 million occurred on February 20, 2007.  The second draw, also in the amount of $75 million, took place on May 1, 2007 and the final draw of $100 million took place on August 1, 2007.  The notes pay interest semi-annually on February 1 and August 1 and will mature on August 1, 2037.

(5)   Fair Value of Financial Instruments

The carrying amount of the Company’s financial instruments included in current assets and current liabilities approximates fair value due to the short maturity of such financial instruments.  The fair value of the Company’s long-term debt is estimated based upon quoted market values for the same or similar issues or upon the quoted market prices of U.S. Treasury issues having a similar term to maturity, adjusted for the Company’s credit ratings.

The carrying amount and estimated fair value of the Company’s long-term debt at December 31 are as follows (in millions):

	2008	2007

Carrying amount	$1,109.4	$899.1

Estimated fair value	$998.9	$921.9

(6)   Income Taxes

As mentioned in note 1(l), the new MBT was signed into law in July 2007 and became effective January 1, 2008.  Under the MBT, limited liability companies like the Company are considered taxable entities.  As such, the Company, and not its members, is subject to the MBT.  The main provision of the MBT imposes a new two-part tax on business income.  The new tax is accounted for as an income tax under the provisions of SFAS 109.  The key features of the MBT include a business income tax and a modified gross receipts tax, with exclusions for certain activities.  During 2008, the Company’s financial statements included a provision of $0.9 million for the MBT.  The MBT is also recovered as a component of the Company’s revenue requirement.  As of December 31, the Company had the following deferred tax amounts recorded in its statement of financial position (in thousands):

	2008	2007

Deferred Tax Liabilities	$3,539	$2,670
Deferred Tax Assets	(3,035)	(2,670)
Net Deferred Tax Liabilities	$504	$-

The Company is allowed to recover in rates, as a component of its cost of service, its income taxes, as well as the amount of income taxes that are the responsibility of its members.  Accordingly, the Company includes a provision for its members’ federal and state current and deferred income tax expenses and amortization of the excess deferred tax reserves and deferred investment tax credits associated with assets transferred to the Company by its members in its regulatory financial reports and rate filings.  For purposes of determining the Company’s revenue requirement under FERC-approved rates, rate base is reduced by an amount equivalent to net accumulated deferred taxes, including excess deferred tax reserves.  Such amounts were approximately $151.5 million, $134.4 million and $123.9 million in 2008, 2007 and 2006, respectively, and are primarily related to accelerated tax depreciation and other plant-related differences.  2008, 2007 and 2006 revenues include recovery of $72.5 million, $54.7 million and $41.5 million, respectively, of income tax expense.  Beginning in 2008, these amounts included the impact of the MBT.

Effective January 1, 2007, the Company adopted FIN 48, “Accounting for Uncertainty in Income Taxes,” (“FIN 48”) an interpretation of SFAS 109.  FIN 48 applies to all entities, including pass-through entities such as the Company.  FIN 48 provides guidance on recognition thresholds and measurement of a tax position taken or expected to be taken in a tax return, including whether an entity is taxable in a particular jurisdiction.  The Company does not consider any of its tax positions to be uncertain, including the Company’s position that it qualifies as a pass-through entity in the federal and Wisconsin tax jurisdictions, and as a result, did not record a cumulative effect adjustment to retained earnings at the adoption date.  Additionally, the Company had no unrecognized tax benefits and was assessed no interest or penalties during 2007 or 2008.  The Company is no longer subject to examination by the Internal Revenue Service or any state jurisdiction for tax years prior to 2004.  In the event the Company would be assessed interest or penalties by a taxing authority related to income taxes, interest would be recorded in interest expense and penalties would be recorded in other expense in the statement of operations.

(7)   Commitments and Contingencies

(a)	Operating Leases

The Company leases office space and certain transmission-related equipment under non-cancelable operating leases.  Amounts incurred during 2008, 2007 and 2006 totaled approximately $3.8 million, $3.1 million and $2.4 million, respectively.

Future minimum lease payments, which will be expensed as incurred, under non-cancelable operating leases are as follows for the years ending December 31 (in millions):

2009	$4.9
2010	6.7
2011	6.6
2012	6.7
2013	5.6
Thereafter	69.7
$100.2

In January 2008, the Company entered into a lease agreement for a new system operations center and headquarters facility with an expectation to begin occupancy in 2009.  The agreement met the criteria for treatment as an operating lease under SFAS 13, “Accounting for Leases.”  Under the agreement, the Company will incur the following future minimum lease payments, which are included in the table above (in millions):

2009	$2.1
2010	4.9
2011	4.9
2012	5.0
2013	5.1
Thereafter	68.4
$90.4

(b)	MISO Revenue Distribution

Periodically, the Company receives adjustments to revenues that were allocated to it by MISO in prior periods.  Some of these adjustments may result from disputes filed by transmission customers. The Company does not expect any such adjustments to have a significant impact on its financial position, results of operations or cash flows, as such adjustments are typically offset by its true-up provision in the revenue requirement formula.

(c)	Interconnection Agreements

The Company has entered into a number of interconnection agreements with entities planning to build generation plants within the Company’s service territory.  The Company will construct the facilities; however, the generator will finance and bear all financial risk of constructing the interconnection facilities under these agreements.  The Company will own and operate the interconnection facilities when the generation plants become operational and will reimburse the generator for construction costs plus interest.  If the generation plants do not become operational, the Company has no obligation to reimburse the generator for costs incurred during construction.

The current estimate of the Company’s commitments under these agreements, if the generation plants become operational, is approximately $56.0 million at completion, with the expected completion dates ranging from 2009 to 2013.  In addition, there may be transmission service requests that require the Company to construct additional, or modify existing, transmission facilities to accommodate such requests.  Whether such additions or upgrades to the Company’s transmission system are required depends on the state of the transmission system at the time the transmission service is required.  Under these agreements, the Company expects to reimburse $7.7 million to generators in 2009.

(d)	Potential Adverse Legal Proceedings

The Company has been, and will likely in the future become, party to lawsuits, potentially including suits that may involve claims for which it may not have sufficient insurance coverage.  Such litigation could include suppliers and purchasers of energy transmitted by the Company and others with whom the Company conducts business.  The Company’s liability is limited by FERC-approved provisions of the MISO tariff that limit potential damages to direct damages caused by the Company’s gross negligence or intentional misconduct.  It is possible that the Company could be involved in claims, including claims for damages relating to stray voltage, ground currents or other electrical phenomena for which damages may not be limited by the FERC-approved MISO tariff.

(e)	Environmental Matters

In the future, the Company may become party to proceedings pursuant to federal and/or state laws or regulations related to the discharge of materials into the environment. Such proceedings may involve property the Company acquired from the contributing utilities. Pursuant to the asset purchase agreements executed with the contributing utilities, dated January 1, 2001, the contributing utilities will indemnify the Company for twenty-five years from such date for any environmental liability resulting from the previous ownership of the property.

During construction on a project in the past, the Company discovered soil lead levels adjacent to Company structures that exceeded applicable regulatory limits.  The Company remediated the situation and recovered nearly all of the remediation costs from the contributing utility.  The Company has since entered into an agreement with the Wisconsin Department of Natural Resources (“WDNR”) that describes the Company’s responsibilities for soil management should it identify lead-based paint on its structures and should soil lead levels in the vicinity of structures being removed where soil is being disturbed exceed applicable regulatory limits.  The timing and amounts related to other potential future lead-based paint remediation costs are presently unknown.  If sufficient information becomes available in the future, the Company will, at that time, recognize a liability.  The Company expects that any remediation costs for which it is not reimbursed pursuant to the asset purchase agreements will be collected in future rates.

In December 2008, the Company reported to the U.S. Environmental Protection Agency (“EPA”) known non-compliance matters and potential violations involving PCB storage and disposal regulations under the federal Toxic Substances Control Act.  None of these potential violations resulted in a discharge of PCB’s into the environment.  The Company identified the potential violations during a review conducted pursuant to its internal policies and the potential violations were reported pursuant to EPA’s Audit Policy.  At this time, the Company is awaiting an EPA response and is not able to estimate the cost of potential enforcement actions, if any.

There is increased awareness of the effect of greenhouse gas emissions on global climate change and, as a result, legislation is continually being introduced in Congress and state legislatures and litigation is being initiated based on the effects of greenhouse gas emissions.  Additionally, in November 2007, governors from several Midwestern states met to discuss a strategy to reduce emissions linked to global climate change.  The primary focus of such legislation and strategies, as they relate to the energy industry, is typically around greenhouse gases such as carbon dioxide produced by fossil fuel-powered generating plants.  However, such legislation or litigation could be expanded to encompass other greenhouse gas emissions.  Certain substation equipment on the Company’s transmission system contains a greenhouse gas called sulfur hexafluoride (“SF6”), the use of which is standard in electrical circuit breakers and buses in the utility industry.  Emissions related to SF6 are not currently regulated, but any future legislation regulating the use of SF6, if passed, could have a potential impact on the Company’s financial position, results from operations or cash flows.  The Company would seek recovery of the cost of compliance with such measures through its rate formula.

 (8)   Related Party Transactions

(a)	Asset Transfers and Membership Interests

On June 13, 2003, the Company acquired the Arrowhead to Weston Project (“the Project”) assets from Wisconsin Public Service Corporation (“WPSC”), at WPSC’s cost of $20 million, in exchange for cash.  As part of the agreement to transfer the Project, WPSC agreed to provide equity financing of 50% of the costs of the Project.  Minnesota Power (“MP”), a wholly owned subsidiary of Allete, Inc. and WPSC had a prior contractual agreement which gave MP an opportunity to purchase a portion of the Arrowhead to Weston project in Wisconsin.  MP and WPSC reached an agreement which resulted in Rainy River Energy Corporation – Wisconsin (“RREC-WI”), a wholly-owned subsidiary of MP, contributing $60 million of equity to the Company related to the Project.  This equity funding was in place of funding that WPSC would have otherwise provided under the arrangement described above.  The agreement was approved by the PSCW in May 2006, at which time RREC-WI made its initial investment and became a member of the Company.  During 2008, 2007 and 2006, WPSC contributed cash of $2.3 million, $50.9 million and $22.4 million, respectively, in exchange for equity interests in the Company, related to its financing of the Project.  Additionally, during 2007 and 2006, RREC-WI contributed cash of $8.7 million and $51.3 million, respectively, related to the Project, in exchange for equity interests in the Company.

Certain members have the right to invest cash to maintain their ownership interest when additional assets located in the State of Wisconsin are contributed to the Company.  These rights also apply to cash contributions related to the Arrowhead to Weston project.  These members contributed $1.0 million, $7.0 million and $9.6 million of cash in exchange for additional equity interests in the Company during 2008, 2007 and 2006, respectively.

During 2007 and 2006, the Company made the following transmission asset acquisitions (in millions):

Member	Date of Transfer	Net Book Value

City of Columbus	December 2006	$0.2

City of Stoughton	January 2007	0.2

MGE Transco LLC	February 2007	1.4

Total		$1.8

In exchange for these assets, the Company issued membership interests equal to 50% of the book value of the transferred assets and paid cash equal to the remaining 50%.

To maintain its targeted debt to capitalization ratio, the Company issued a voluntary additional capital call for $80 million in December 2008, to be collected in various installments through 2009.  In addition, the Company issued a voluntary additional capital call of $95 million to its members in March 2008, which it received in installments during 2008.  The Company also received $44.9 million through voluntary additional capital calls during 2006.  The participating members received additional membership units at the current book value per unit at the time of each contribution.  Contributions from capital calls are recognized when received.

(b)	Operations & Maintenance and Transitional Services Agreements

Since inception, the Company has utilized transitional services and operations and maintenance agreements whereby contributing utilities, municipalities and cooperatives provided certain administrative, operational, maintenance and construction services to the Company at a fully allocated cost, including direct cost, overheads, depreciation and return on assets employed in the services provided to the Company.  The transitional services agreements will continue until all service schedules are terminated.

Several of the original operations and maintenance agreements continue in effect.  These original agreements automatically renew on a year-to-year basis unless terminated by either party.  Some new agreements have been executed with contributing and non-contributing entities.  Some agreements require the Company to utilize a specified percentage of the services performed in a previous representative year.  The amounts utilized have exceeded the minimum in each year.  The Company will continue to review operations and maintenance agreements, and negotiate agreements required to procure all similar services cost effectively.  The Company believes that the costs it must incur to procure operations and maintenance services will be recoverable in future rates.

The Company was billed approximately $49.1 million, $137.2 million and $153.1 million in 2008, 2007 and 2006, respectively, under these agreements.  Accounts payable and accrued liabilities at December 31, 2008 and 2007 include amounts payable to these companies of $4.7 million and $5.3 million, respectively.

(c)	Transmission Service

The contributing utilities, municipalities and cooperatives are the primary parties receiving service utilizing the Company’s facilities under the MISO tariff.   As such, the Company has entered into distribution-transmission interconnection agreements with each of the contributing members interconnected to it.  In fewer instances, the Company has also entered into generation-transmission interconnection agreements with certain of these parties.  Neither type of interconnection agreement contains a provision for the payment of rates or charges, except to provide that the Company shall offer transmission services pursuant to the applicable FERC-approved tariff.

The Company entered into a network integration transmission services agreement and a network operating agreement with each of the contributing utilities.  The network integration transmission services agreement specifies the terms of service and the network load that shall be served to each of the contributing members.   The obligation to render service under these agreements was transferred to MISO effective February 1, 2002. The network operating agreement specifies the procedures and safeguards each of the contributing members must follow to allow for integration of its load and resources on the Company’s system.

Revenues from Wisconsin Electric Power Company, Wisconsin Power and Light Company, Wisconsin Public Service Corporation, Madison Gas and Electric Company and Wisconsin Public Power, Inc. ranged from 90% to 94% of the Company’s transmission service revenue for the years ended December 31, 2008, 2007 and 2006.

(d)	Agreement with Alliant Energy

The Company has an agreement with Alliant Energy (“Alliant”) for control center and operation services for Alliant’s 34.5 kV distribution system in the state of Wisconsin.  The agreement automatically renews every two years unless terminated by either party.

(e)	Management Inc.

As discussed in note 1(b), Management Inc. manages the Company.  Management Inc. charged the Company approximately $77.3 million, $71.4 million and $65.2 million in 2008, 2007 and 2006, respectively, primarily for employee related expenses.  These amounts were charged to the applicable operating expense accounts, or capitalized as CWIP or other assets, as appropriate.  The amounts are recorded in the Company's accounts in the same categories in which the amounts would have been recorded had the Company incurred the costs directly.

(e)	Interconnection Agreements

As discussed in notes 1(g) and 7(c), the Company has interconnection agreements related to the capital improvements required to connect new generation equipment to the grid.  Some of these agreements are with members or affiliates of members of the Company.  At December 31, 2008 and 2007, liabilities included $43.3 million and $125.3 million respectively, of amounts received related to these agreements from entities that are also members of the Company.  Under these agreements, the Company expects to reimburse $7.7 million to generators in 2009, including $4.5 million to its members.

(9)   Quarterly Financial Information (unaudited)

(In Thousands)	Three Months Ended
	2008
	March 31	June 30	September 30	December 31	Total

Operating Revenues	$109,092	$116,084	$119,955	$121,440	$466,571
Operating Expenses	50,916	53,244	52,107	52,693	208,960
Operating Income	58,176	62,840	67,848	68,747	257,611

Other Income (Expense)	(148)	2	(169)	(199)	(514)
Interest Expense, net	15,635	17,122	18,037	18,258	69,052

Earnings Before Members' Income Taxes	$42,393	$45,720	$49,642	$50,290	$188,045

	2007
	March 31	June 30	September 30	December 31	Total

Operating Revenues	$97,770	$102,047	$103,733	$104,469	$408,019
Operating Expenses	48,479	50,358	50,126	49,216	198,179
Operating Income	49,291	51,689	53,607	55,253	209,840

Other Income (Expense)	(243)	(83)	9	395	78
Interest Expense, net	12,786	13,673	14,230	15,140	55,829

Earnings Before Members' Income Taxes	$36,262	$37,933	$39,386	$40,508	$154,089

Because of seasonal factors impacting the Company’s business, particularly the maintenance and construction programs, quarterly results are not necessarily comparable.  In general, due to the Company’s rate formula, revenues and operating income will increase throughout the year as the Company’s rate base increases through expenditures for CWIP and newly constructed assets being placed into service.